Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial information for the periods ended June 30, 2021, dated August 12, 2021, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial information for the periods ended June 30, 2021 The Hague, August 12, 2021 Helping people achieve a lifetime of financial security

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

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Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Interim report

Strategic highlights

Aegon is a financial services group that offers investment, protection, and retirement solutions to its customers. The company’s purpose is to help people achieve a lifetime of financial security.

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside its core and growth markets, and re-allocate capital to growth opportunities in Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan comprised of more than 1,100 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably.

Aegon is implementing an expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with the base year 2019. Aegon has delivered on its ambition to achieve half of its expense reduction target by the end of 2021. Aegon has reduced addressable expenses by EUR 245 million in the trailing four quarters compared with the base year 2019. Of this expense reduction, EUR 220 million was driven by expense savings initiatives. The remaining reduction in annual addressable expenses reflects expense benefits related to reduced activity in a COVID-19 environment net of expenses made for growth initiatives, which are aimed at improving customer service, enhancing user experience and developing new products.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in Term Life, Whole Life Final Expense, and Indexed Universal Life through profitable sales growth. New life sales in the first half of 2021 showed a 25% increase of compared with the first half of 2020. Transamerica is benefiting from an increase in licensed agents at World Financial Group (WFG) and a higher market share in this distribution channel from the addition of a funeral planning benefit to Indexed Universal Life products for qualifying policyholders.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the MiddleMarket segment of Retirement Plans. Momentum is building here with four consecutive quarters of written sales of over USD 1 billion. Written sales were supported by Pooled Plan Arrangement contract wins. These multi-employer pension schemes are a strategic growth driver.

The Netherlands

Aegon is the largest third-party mortgage originator in the Netherlands, benefiting from its scale, high service levels to intermediaries and customers, and diversified funding. In the first half of 2021, the company originated EUR 5.9 billion of residential mortgages – of which two thirds were fee-based mortgages originated for third-party investors.

Workplace Solutions defined contribution products (PPI) showed strong net deposits in the first half year. PPI assets under management surpassed the EUR 5 billion mark for the first time, underscoring Aegon’s leading position in this market. Aegon expects its online bank Knab to continue its development into a digital gateway for individual retirement solutions. In the first half of 2021, the online bank grew its customer base by 16,000.

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Condensed consolidated interim financial information for the perdiods ended June 30, 2021

United Kingdom

Aegon’s assets under administration in the United Kingdom reached GBP 200 billion for the first time, as it continues to increase scale in the UK pension and savings market. The growth in assets reflects strong markets, and benefits from a number of ongoing investments in the business. The first half year net deposits included a significant Master Trust contract win, which underscores that Aegon is well positioned in this fast-growing market.

By profitably growing its platform business, and by reducing expenses, Aegon UK aims to mitigate the impact from the gradual run-off of its traditional product portfolio.

Financial Assets

Financial Assets are blocks of business which have closed for new sales, and which are capital intensive with relatively low returns on capital employed. Aegon has established dedicated teams to manage these businesses, who are responsible for maximizing their value through disciplined risk management and capital management actions. To achieve this, Aegon is initially focusing on unilateral and bilateral actions before any third-party solutions would be taken into consideration. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

An example of such a bilateral action, is the lump-sum buy-out program that Transamerica launched in July 2021 for policyholders of Variable Annuities with guaranteed minimum income benefit (GMIB) riders, whose financial objectives may have changed since the issuance of their policies. The program aims to reduce hedge costs for the remaining Variable Annuities portfolio going forward and may reduce Transamerica’s economic exposure, depending on the take-up rate by policyholders.

Aegon expects to expand the dynamic hedging program, covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB), to the entire Variable Annuities portfolio once the take-up rate of the lump-sum buy-out program becomes more clear. This expanded hedging program builds on the effective dynamic hedging program of the GMWB portfolio where the hedge effectiveness for the targeted risks was consistently above 95% over the last six quarters. Dynamic hedging stabilizes cash flows on an economic basis and reduces sensitivities to equity and interest rate risks. The operational preparations for the expansion of the dynamic hedge program were completed in the first half of 2021.

The combination of extending the dynamic hedge to the full portfolio of Variable Annuities together with the execution of the lump-sum buy-out program is expected to have up to 5%-points negative impact on the RBC ratio based on current market conditions. Dynamic hedging decreases available capital as a result of reflecting the hedge costs in the calculation of the reserves, which is largely offset by lower required capital as a result of holding higher reserves. On an ongoing basis, the expansion of the dynamic hedging program is expected to reduce operating capital generation by around USD 50 million per year. At the same time, Transamerica’s reduced exposure to equity and interest rate risks leads to more predictable capital generation over the lifetime of the variable annuity business, and increases the certainty of remittances. Expanding the Variable Annuity dynamic hedging program and executing the lump-sum buy-out program is expected to result in a USD 0.5 to 0.7 billion pre-tax, one-time loss to be reported in Other charges in the third quarter of 2021. This is mostly driven by a non-cash write-off of deferred acquisition costs.

After the full implementation of both programs in the second half of 2021, Aegon will consider further unilateral and bilateral actions to maximize the value of the variable annuity business. Aegon will also allocate internal resources to investigate its options regarding potential third party solutions. Aegon will update the market on its progress in the first half of 2022.

The primary management action regarding the Long-Term Care block is a multi-year rate increase program that has a value of USD 300 million. Since the end of December 2020, the company obtained regulatory approvals for additional rate increases worth USD 176 million. Furthermore, claims experience developed favorably for the Long-Term Care business, in part as a result of elevated claims terminations due to the impact of the COVID-19 pandemic.

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Condensed consolidated interim financial information for the perdiods ended June 30, 2021

The Netherlands

The dedicated team responsible for the Dutch Life business is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The main legal entity of the Dutch Life business – Aegon Levensverzekering N.V. – implemented a quarterly remittance policy in the fourth quarter of 2020, and since has remitted EUR 25 million every quarter. Its Solvency II ratio amounts 172% per June 30, 2021, which is above the operating level of 150%.

Growth Markets and Asset Management

In its growth markets – Brazil, Spain & Portugal and China – Aegon will continue to invest in profitable growth. The market consistent value of new business (MCVNB) showed an increase of 15% compared with the first half of 2020. New premium production for property & casualty and accident & health insurance increased by 88% compared with the first half of 2020 as a result of new products launched in Spain & Portugal. The operating result from Brazil decreased to USD 1 million in the first half of 2021 from USD 5 million in the first half of 2020. This was mainly due to higher claims resulting from the COVID-19 pandemic and unfavorable currency movements. These were partly offset by increased operating margins driven by growth.

Aegon Asset Management aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms were EUR 2.2 billion in the first half of 2021, driven by significant net deposits on the Fixed Income platform. This builds on Aegon’s track record of positive third-party net deposits. Aegon Asset Management is transitioning to a global operating platform to improve efficiency and customer experience. As an important first step in this process, all front office and risk teams now have access to a shared risk management module Alladin provided by BlackRock.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On March 1, 2021, Aegon announced the completion of the sale of Stonebridge, a UK-based provider of accident insurance products, to Global Premium Holdings group, part of Embignell group. Proceeds of GBP 35 million were received in the second half of 2020 and GBP 23 million in the first half of 2021.

Aegon has taken note of an announcement issued by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) on April 7, 2021. The announcement issued by VIG reads as follows: “Acquisition of the Aegon entities prevented by Hungary for the moment. VIENNA INSURANCE GROUP AG Wiener Versicherung Gruppe received a decree yesterday afternoon in which the Hungarian Ministry of the Interior announced that the intended acquisition by a foreign investor of the Aegon companies in Hungary is denied. As part of the approval process, Vienna Insurance Group has been in constructive talks with the responsible Hungarian Minister of Finance since January 2021. The decree is in contradiction with the course of the talks to date. Vienna Insurance Group expects that this issue will be resolved positively in the near future.” Aegon will continue to work with VIG to close the transaction.

On April 27, 2021, Transamerica closed the sale of its portfolio of fintech and insurtech companies to a fund managed and advised by Swiss-based private equity firm Montana Capital Partners. The transaction had a positive impact of EUR 40 million on Cash Capital at the Holding in the first half of 2021.

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to reduce its economic interest rate exposure in the United States by one third to one half in order to reduce its dependency on financial markets and improve its risk profile. At the end of the first half of 2021, Aegon had already executed around over two thirds of this plan through management actions.

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Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Today, Aegon announced that it is exercising its right to redeem the USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. After the redemption, Aegon will have reduced its gross financial leverage by approximately EUR 700 million since the third quarter of 2020 to EUR 5.9 billion. Aegon targets to reduce its gross financial leverage to between EUR 5.0 to 5.5 billion by 2023.

2021 Interim dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. Aegon targets a dividend per common share of around EUR 0.25 over 2023. At its Capital Markets Day, Aegon guided for muted near-term dividend growth. Since then, Aegon has made steady progress on its strategic priorities and financial targets. As a result, Aegon announces today an interim dividend for 2021 of EUR 0.08 per common share, which represents an increase of EUR 0.02 compared with the interim dividend for 2020.

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Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Financial highlights

Financial overview
EUR millions	2Q 2021	2Q 2020	%	1Q 2021	%	YTD 2021	YTD 2020	%

Americas	282	133	112	163	73	445	262	70
The Netherlands	185	166	11	184	-	370	321	15
United Kingdom	44	37	19	39	12	84	81	3
International	34	33	1	28	20	62	82	(25)
Asset Management	71	33	115	75	(5)	146	71	106
Holding and other activities	(54)	(56)	4	(59)	8	(112)	(112)	(1)
Operating result	562	347	62	431	30	993	705	41
Fair value items	468	(698)	n.m.	3	n.m.	471	679	(31)
Realized gains / (losses) on investments	162	1	n.m.	31	n.m.	193	16	n.m.
Net impairments	15	(135)	n.m.	16	(6)	31	(194)	n.m.
Non-operating items	644	(832)	n.m.	50	n.m.	694	501	39
Other income / (charges)	(153)	(909)	83	1	n.m.	(152)	(1,071)	86
Result before tax	1,053	(1,394)	n.m.	482	117	1,536	135	n.m.
Income tax	(205)	326	n.m.	(96)	(114)	(301)	68	n.m.
Net result	849	(1,068)	n.m.	386	118	1,235	202	n.m.

Net result attributable to:
Owners of Aegon N.V.	842	(1,069)	n.m.	383	118	1,226	202	n.m.
Non-controlling interests	6	1	n.m.	3	103	9	1	n.m.

Operating result after tax	454	284	60	357	27	812	594	37

Return on equity	10.4%	6.1%	71	8.8%	19	9.7%	6.6%	46

Operating expenses	961	994	(3)	954	1	1,916	1,985	(3)
of which addressable expenses	706	782	(10)	691	2	1,398	1,571	(15)

Americas	7,930	10,082	(21)	11,013	(28)	18,943	22,485	(16)
The Netherlands	5,131	3,852	33	4,488	14	9,619	7,580	27
United Kingdom	5,207	4,301	21	4,061	28	9,268	7,295	27
International	4	76	(95)	11	(65)	15	163	(91)
Asset Management (Third-party and Strategic
Partnerships only)	36,931	32,337	5	39,778	(15)	76,709	65,043	13
Total gross deposits	55,204	50,649	3	59,351	(12)	114,554	102,566	9

Americas	(3,626)	(756)	n.m.	(3,609)	-	(7,234)	(2,270)	n.m.
The Netherlands	241	572	(58)	204	18	445	691	(36)
United Kingdom	1,783	2,271	(21)	686	160	2,469	2,054	20
International	(2)	44	n.m.	6	n.m.	4	82	(95)
Asset Management (Third-party and Strategic
Partnerships only)	2,915	(218)	n.m.	3,119	(7)	6,034	395	n.m.
Total net deposits / (outflows)	1,311	1,912	(31)	407	n.m.	1,718	952	80

Americas	114	97	18	98	17	212	185	15
The Netherlands	16	21	(24)	21	(24)	37	47	(22)
United Kingdom	7	7	7	8	(9)	15	19	(20)
International	35	50	(31)	54	(36)	89	131	(32)
New life sales (recurring plus 1/10 single)	172	175	(2)	181	(5)	353	383	(8)

New premium production accident & health insurance	29	47	(37)	55	(47)	84	121	(30)
New premium production property & casualty insurance	26	23	16	25	4	52	59	(12)

Note: For 2020 a reclass has been made between operational and non-operational results for the US and TLB related to US macro hedges, periodic intangibles and run off business

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Aegon N.V.
Leverage
	2Q 2021	1Q 2021	4Q 2020
Gross financial leverage (EUR millions)	6,070	6,080	5,969

Gross financial leverage ratio (%)	25.8%	26.7%	27.9%

Aegon N.V.
Cash Capital at Holding
EUR millions	2Q	1Q	4Q
	2021	2021	2020
Beginning of period	1,191	1,149	1,555

Americas	176	17	29
The Netherlands	25	25	75
United Kingdom	-	49	-
International	34	24	29
Asset Management	40	-	14
Holding and other activities	-	-	20
Gross remittances	275	115	167

Funding and operating expenses	(100)	(41)	(105)
Free cash flow	175	75	61

Divestitures	40	21	-
Capital injections	(17)	(50)	(3)
Capital flows from / (to) shareholders	-	-	(59)
Net change in gross financial leverage	-	-	(411)
Other	(4)	(4)	7
End of period	1,386	1,191	1,149

Aegon N.V.
Capital ratios
EUR millions	2Q 2021	1Q 2021	4Q 2020
US RBC ratio	444%	428%	432%
NL Life Solvency II ratio	172%	149%	159%
Scottish Equitable plc (UK) Solvency II ratio	163%	158%	156%

Eligible Own Funds	19,436	18,810	18,582
Consolidated Group SCR	9,353	9,676	9,473
Aegon N.V. Solvency II ratio	208%	194%	196%

Eligible Own Funds to meet MCR	8,509	7,869	7,888
Minimum Capital Requirement (MCR)	2,286	2,274	2,326
Aegon N.V. MCR ratio	372%	346%	339%

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Results first half 2021 Worldwide

The net result amounted to EUR 1,235 million in the first half of 2021 compared with EUR 202 million in the first half of 2020.

The operating result increased by 41% compared with the first half of 2020 to EUR 993 million in the first half of 2021. This was mainly driven by better claims experience in the Americas, expense savings, and increased fee income due to higher equity markets. This more than offset the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business (EUR 37 million of earnings for the first half of 2021 are reported as Other income). Non-operating items amounted to EUR 694 million, and reflect fair value gains on investments driven by private equity and real estate revaluations and realized gains on investments. The latter is mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan. Other charges amounted to EUR 152 million in the first half of 2021, and include one-time investments related to the operational improvement plan as well as assumption updates for Variable Annuities in the Americas.

Net result

The net result amounted to EUR 1,235 million in the first half of 2021, compared with EUR 202 million in the first half of 2020. This reflects an improvement in the operating result, non-operating items and Other charges.

The gain from fair value items amounted to EUR 471 million in the first half of 2021. This was driven by fair value gains on investments driven by private equity and real estate revaluations.

Realized gains on investments amounted to EUR 193 million in the first half of 2021, mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan.

Net recoveries amounted to EUR 31 million in the first half of 2021, as recoveries on investments – including the unsecured loan portfolio in the Netherlands, and corporate credits and mortgage-backed securities in the Americas – more than offset gross impairments.

Other charges amounted to EUR 152 million in the first half of 2021, compared with EUR 1,071 million in the first half of 2020. The improvement is largely caused by lower charges from assumption updates in the Americas. These amounted to EUR 126 million in the first half of 2021, compared with EUR 834 million in the first half of 2020. This year’s assumption changes were mainly driven by more conservative assumptions for Variable Annuities surrender rates to reflect portfolio and industry experience. Last year’s assumption changes included a charge for the lowering of the long-term interest rate assumption from 4.25% to 2.75%, as well as changes to Universal Life premium persistency and mortality rate assumptions and a reduction of the morbidity improvement assumption for Long-Term Care. One-time investments related to the operational improvement plan, along with charges related to settlements of litigation in the Americas, were almost fully offset by the release of a technical provision in the Netherlands following a settlement related to a co-insurance contract.

Income tax

Income tax was a loss of EUR 301 million in the first half of 2021, while the result before tax was a benefit of EUR 68 million in the first half of 2020.

Operating result

The operating result increased by 41% compared with the first half of 2020 to EUR 993 million in the first half of 2021. This was mainly driven by better claims experience in the Americas, expense savings, and increased fees due to higher equity markets. This more than offset the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business.

◆

The operating result of the Americas increased by 70% compared with the first half of 2020 to EUR 445 million in the first half of 2021, driven by better morbidity claims experience related to the COVID-19 pandemic, increased fee income due to higher equity markets, and lower operating expenses.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

◆

Aegon’s operating result in the Netherlands increased by 15% compared with the second half of 2020 to EUR 370 million in the first half of 2021. This was mainly driven by a higher investment margin in the Life business, growth in Mortgages, and the benefit of expense savings initiatives.

◆

The operating result from the United Kingdom amounted to EUR 84 million in the first half of 2021, an increase of 3% compared with the first half of 2020. Higher fee revenues from the growth of the platform business and favorable equity markets, along with lower expenses, more than offset the impacts from the loss of earnings due to the sale of Stonebridge, the gradual run-off of the traditional product portfolio and adverse claims experience in the protection business related to COVID-19.

◆

The operating result from International amounted to EUR 62 million in the first half of 2021, which was EUR 20 million or 25% below the operating result in the first half of 2020, following the reclassification of the result of Central & Eastern Europe from operating result to Other income. Adjusting for this impact, the operating result increased by EUR 29 million, driven by better results in Spain & Portugal and at TLB, the high-net-worth business.

◆

The operating result from Aegon Asset Management was up by 106% compared with the first half of 2020 to EUR 146 million in the first half of 2021. The increase was mostly driven by higher management fees and performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC).

◆	The result from the Holding was relatively stable compared with the first half of 2020 at EUR 112 million in the first half of 2021.

Operating expenses

Operating expenses decreased by 4% compared with the first half of 2020 to EUR 1,916 million in the first half of 2021. The decline in addressable expenses, lower IFRS 9 / 17 project costs, and favorable currency movements were partly offset by higher one-time investments, which included EUR 177 million related to the operational improvement plan in the first half of 2021.

Addressable expenses decreased by 15% compared with the first half of 2020 to EUR 1,398 million. This was mainly driven by expense savings initiatives as part of the operational improvement plan. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic. Addressable expenses in both the first half of 2020 and the first half of 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Production

New life sales declined by 8% compared with the first half of 2020 to EUR 353 million. This was mainly driven by exclusion of new life sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, new life sales were down by 8% compared with the first half of 2020. This was mostly driven by higher sales in the Americas, where Indexed Universal Life sales benefited from an increase in licensed agents at World Financial Group, and a higher market share in this distribution channel.

New premium production for accident & health insurance decreased by 30% compared with the first half of 2020 to EUR 83 million in the first half of 2021. This was mainly due to lower sales in the Americas following last year’s decision to exit the individual Medicare supplement segment, and the fact that last year’s first half included sales of three, larger contracts in Workplace Solutions that did not repeat this year.

New premium production for property & casualty decreased by 12% compared with the first half of 2020 to EUR 52 million in the first half of 2021. This was mainly driven by derecognition of Central & Eastern Europe production following the announced divestment of the business. Adjusting for this impact, sales increased by 98%, mainly as a result of higher sales in Spain & Portugal.

Net deposits increased from EUR 1.0 billion in the first half of 2020 to EUR 1.7 billion in the first half of 2021, as higher net deposits in Asset Management were partly offset by higher net outflows in the Americas. Asset Management grew its net deposits by EUR 5.6 billion compared with the first half of 2020. Both Aegon’s Global Platforms business and its Chinese asset management joint venture, AIFMC, recorded an increase in net deposits. Net outflows in the Americas increased by EUR 5.0 billion compared with the first half of 2020. These net outflows were mainly attributable to outflows in the large market segment of Retirement Plans and Variable Annuities. The latter reflects Aegon’s decision to stop the sale of Variable Annuities with significant interest rate sensitive living benefit riders and increased surrenders in part of the book.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Capital management

Shareholders’ equity excluding revaluation reserves increased by EUR 0.8 billion compared with December 31, 2020 to EUR 23.6 billion on June 30, 2021. The increase was mainly driven by retained earnings and favorable currency movements.

The gross financial leverage ratio improved by 210 basis points compared with December 31, 2020 to 25.8% on June 30, 2021. This was driven by retained earnings.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 196% to 208% during the first half of 2021 as a result of favorable market movements and one-time items. The benefit from market movements was mainly driven by favorable equity market movements in the United States, and private equity and real estate revaluations in the United States and the Netherlands. The benefit from one-time items was mainly driven by management actions and model changes in the Netherlands.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,149 million at the end of 2020 to EUR 1,386 million on June 30, 2021, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow to the Holding of EUR 250 million resulted from EUR 390 million gross remittances from the units and EUR 141 million holding funding and operating expenses. In addition, EUR 61 million proceeds were received by the Holding in the first half of 2021 from the divestments of Stonebridge and Transamerica’s portfolio of fintech and insurtech companies. These cash inflows were partly offset by EUR 67 million capital injections, mainly to fund one-time investments related to the operational improvement plan.

In the third quarter of 2021, Aegon expects to inject approximately EUR 40 million in its joint venture in Brazil in light of adverse mortality experience attributable to COVID-19, and to strengthen the balance sheet to support its growth.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Condensed consolidated interim financial statements

Condensed consolidated income statement
EUR millions	Notes	2Q 2021	2Q 2020	YTD 2021	YTD 2020

Premium income	4	3,909	3,898	7,867	8,744
Investment income	5	1,641	1,787	3,734	4,034
Fee and commission income		653	585	1,327	1,170
Other revenues		4	1	4	2
Total revenues		6,207	6,272	12,933	13,951
Income from reinsurance ceded		766	1,022	1,686	1,952
Results from financial transactions	6	11,294	24,352	13,181	(4,685)
Other income		-	1	41	55
Total income		18,267	31,647	27,840	11,273

Benefits and expenses	7	17,203	32,818	26,268	10,700
Impairment charges / (reversals)		(9)	152	3	246
Interest charges and related fees		83	115	167	233
Other charges	8	54	15	58	101
Total charges		17,330	33,101	26,497	11,280

Share in profit / (loss) of joint ventures		69	50	136	115
Share in profit / (loss) of associates		28	1	13	3
Result before tax		1,034	(1,403)	1,492	111
Income tax (expense) / benefit	9	(185)	335	(257)	92
Net result		849	(1,068)	1,235	202

Net result attributable to:
Owners of Aegon N.V.		842	(1,069)	1,226	202
Non-controlling interests		6	1	9	1

Earnings per share (EUR per share)	13
Basic earnings per common share		0.40	(0.53)	0.58	0.08
Basic earnings per common share B		0.01	(0.01)	0.01	-
Diluted earnings per common share		0.40	(0.53)	0.58	0.08
Diluted earnings per common share B		0.01	(0.01)	0.01	-

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Condensed consolidated statement of comprehensive income
EUR millions	Notes	2Q 2021	2Q 2020	YTD 2021	YTD 2020

Net result		849	(1,068)	1,235	202

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-	-	(1)
Remeasurements of defined benefit plans		(7)	(636)	483	(48)
Income tax relating to items that will not be reclassified		1	117	(115)	8

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		1,227	2,978	(1,349)	1,468
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		(155)	91	(218)	110
Changes in cash flow hedging reserve		69	(366)	(69)	302
Movement in foreign currency translation and net foreign investment hedging reserve		(98)	(401)	547	(167)
Equity movements of joint ventures		2	(4)	(1)	8
Equity movements of associates		(3)	4	(6)	7
Disposal of group assets		(9)	(1)	(3)	(10)
Income tax relating to items that may be reclassified		(236)	(568)	356	(406)
Other		9	1	18	1
Total other comprehensive income / (loss) for the period		799	1,213	(356)	1,272
Total comprehensive income / (loss)		1,648	145	879	1,474

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		1,642	144	870	1,473
Non-controlling interests		6	1	9	1

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Condensed consolidated statement of financial position
EUR millions	Notes	June 30, 2021	December 31, 2020

Assets
Cash and cash equivalents		7,786	8,372
Investments	10	156,609	157,595
Investments for account of policyholders	11	241,693	224,172
Derivatives		11,501	13,986
Investments in joint ventures		1,522	1,376
Investments in associates		1,265	1,264
Reinsurance assets		19,395	18,910
Deferred expenses		9,662	8,799
Other assets and receivables		8,580	9,009
Intangible assets		1,401	1,386
Total assets		459,413	444,868

Equity and liabilities
Shareholders’ equity		23,627	22,815
Other equity instruments		2,556	2,569
Issued capital and reserves attributable to owners of Aegon N.V.		26,183	25,384
Non-controlling interests		155	75
Group equity		26,338	25,459

Subordinated borrowings		2,131	2,085
Trust pass-through securities		125	126
Insurance contracts		120,677	122,146
Insurance contracts for account of policyholders		143,952	135,441
Investment contracts		22,402	21,075
Investment contracts for account of policyholders		100,610	91,624
Derivatives		13,395	14,617
Borrowings	14	9,303	8,524
Other liabilities		20,480	23,771
Total liabilities		433,075	419,410
Total equity and liabilities		459,413	444,868

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(554)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	1,226	-	-	-	-	1,226	9	1,235

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	483	-	-	483	-	483
Income tax relating to items that will not be reclassified	-	-	-	(115)	-	-	(115)	-	(115)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,349)	-	-	-	(1,349)	-	(1,349)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(218)	-	-	-	(218)	-	(218)
Changes in cash flow hedging reserve	-	-	(69)	-	-	-	(69)	-	(69)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	193	(33)	387	-	547	-	547
Equity movements of joint ventures	-	-	-	-	(1)	-	(1)	-	(1)
Equity movements of associates	-	-	-	-	(6)	-	(6)	-	(6)
Disposal of group assets	-	-	-	-	(3)	-	(3)	-	(3)
Income tax relating to items that may be reclassified	-	-	353	-	4	-	356	-	356
Other	-	18	-	-	-	-	18	-	18
Total other comprehensive income	-	18	(1,090)	334	381	-	(356)	-	(356)
Total comprehensive income / (loss) for 2021	-	1,244	(1,090)	334	381	-	870	9	879

Issuance and purchase of (treasury) shares	-	71	-	-	-	-	71	-	71
Dividends paid on common shares	(54)	(52)	-	-	-	-	(106)	-	(106)
Coupons on perpetual securities	-	(23)	-	-	-	-	(23)	-	(23)
Incentive plans	-	-	-	-	-	(13)	(13)	-	(13)
Equity contributions non-controlling interests	-	-	-	-	-	-	-	71	71
At end of period	7,426	12,184	6,390	(2,200)	(172)	2,556	26,183	155	26,338

Six months ended June 30, 2020

At beginning of year	7,536	10,981	5,873	(2,397)	456	2,571	25,020	20	25,040

Net result recognized in the income statement	-	202	-	-	-	-	202	1	202

Other comprehensive income:

Items that will not be reclassified to profit or loss:
held for own use	-	-	(1)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	(48)	-	-	(48)	-	(48)
Income tax relating to items that will not be reclassified	-	-	-	8	-	-	8	-	8

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,468	-	-	-	1,468	-	1,468
disposal and impairment of available-for-sale investments	-	-	110	-	-	-	110	-	110

Changes in cash flow hedging reserve	-	-	302	-	-	-	302	-	302
net foreign investment hedging reserves	-	-	(49)	19	(137)	-	(167)	-	(167)
Equity movements of joint ventures	-	-	-	-	8	-	8	-	8
Equity movements of associates	-	-	-	-	7	-	7	-	7
Disposal of group assets	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(401)	-	(4)	-	(406)	-	(406)
Other	-	1	-	-	-	-	1	-	1
Total other comprehensive income	-	1	1,429	(22)	(136)	-	1,272	-	1,272
Total comprehensive income / (loss) for 2020	-	203	1,429	(22)	(136)	-	1,473	1	1,474

Issuance and purchase of (treasury) shares	-	9	-	-	-	-	9	-	9
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	11	-	-	-	(14)	(3)	-	(3)
Equity contributions non-controlling interests	-	-	-	-	-	-	-	1	1
At end of period	7,536	11,176	7,302	(2,419)	319	2,557	26,472	22	26,494

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Condensed consolidated cash flow statement
EUR millions	YTD 2021	YTD 2020

Result before tax	1,492	111
Results from financial transactions	(14,167)	4,944
Amortization and depreciation	435	268
Impairment losses	(2)	242
Income from joint ventures	(136)	(115)
Income from associates	(13)	(3)
Release of cash flow hedging reserve	(53)	(59)
Other	19	(81)

Adjustments of non-cash items	(13,917)	5,197
Insurance and investment liabilities	(1,352)	4,543
Insurance and investment liabilities for account of policyholders	11,207	(9,550)
Accrued expenses and other liabilities	(747)	43
Accrued income and prepayments	234	(794)

Changes in accruals	9,342	(5,758)
Purchase of investments (other than money market investments)	(18,784)	(22,569)
Purchase of derivatives	(633)	479
Disposal of investments (other than money market investments)	20,748	14,707
Disposal of derivatives	(154)	2,125
Net purchase of investments for account of policyholders	4,274	2,461
Net change in cash collateral	(2,374)	4,840
Net purchase of money market investments	(1,410)	(2,340)

Cash flow movements on operating items not reflected in income	1,667	(297)
Tax received / (paid)	63	(53)
Other	11	7

Net cash flows from operating activities	(1,343)	(794)
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(14)	(17)
Purchase of equipment and real estate for own use	(26)	(27)
Acquisition of subsidiaries, net of cash	(1)	(14)
Acquisition joint ventures and associates	(23)	(20)
Disposal of individual intangible assets (other than VOBA and future servicing rights)	-	1
Disposal of equipment	1	1
Disposal of subsidiaries, net of cash	36	-
Disposal joint ventures and associates	-	157
Dividend received from joint ventures and associates	34	20

Net cash flows from investing activities	6	101
Issuance of treasury shares	16	20
Proceeds from TRUPS[1], subordinated loans and borrowings	3,496	2,434
Repayment of TRUPS[1], subordinated loans and borrowings	(2,821)	(2,791)
Coupons on perpetual securities	(31)	(33)
Payment of Right-of-use Assets	(27)	(32)
Equity contributions non-controlling interests	71	1

Net cash flows from financing activities	704	(400)

Net increase / (decrease) in cash and cash equivalents [2]	(633)	(1,093)

Net cash and cash equivalents at the beginning of the reporting period	8,372	12,263
Effects of changes in exchange rate	47	(32)
Net cash and cash equivalents at the end of the reporting period	7,786	11,138

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,117 million (2020: EUR 2,509 million) dividends received EUR 80 million (2020: EUR 1,187 million) and interest paid EUR 3 million (2020: EUR 190 million). All included in operating activities except for dividend received from joint ventures and associates EUR 34 million (2020: EUR 20 million).

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company of its subsidiaries (collectively, ‘Aegon’ or ‘the Group’) and has listings of its common shares in Amsterdam and New York.

Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the three-month (‘2Q 2021’) and six-month periods ended, June 30, 2021 (‘YTD 2021’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2020 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2020. Aegon’s Integrated Annual Report for 2020 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the periods ended, June 30, 2021, were approved by the Supervisory Board on August 11, 2021.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2020 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2021 had no impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1. New IFRS accounting standards effective from 2021

In August 2020, the IASB issued the ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’. The Phase 2 amendments provide temporary reliefs which address issues that might affect financial reporting during the interest rate benchmark reform, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The Phase 2 amendments became effective on or after January 1, 2021 and have been endorsed by the European Union.

The Phase 2 amendments had no impact on Aegon’s financial position or condensed consolidated interim financial statements. Aegon continues to follow the developments of interest rate benchmark reform and intends to use the Phase 2 reliefs when applicable.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

2.2. Future adoption of new IFRS-EU accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2021, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2020.

In February 2021, the IASB issued the following amendments:

◆	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2); and

◆	Definition of Accounting Estimates (Amendments to IAS 8).

These amendments are effective for annual reporting periods beginning on, or after, January 1, 2023, with early application permitted and have not been endorsed by the European Union. Aegon is assessing the impact of these amendments.

In March 2021, the IASB issued the ‘COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)’. The amendment is effective for annual reporting periods beginning on, or after, April 1, 2021, with early application permitted and has not been endorsed by the European Union. Impact of this amendment is not expected to be significant to Aegon’s financial position or condensed consolidated interim financial statements.

In May 2021, the IASB issued the ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’. The amendment is effective for annual reporting periods beginning on, or after, January 1, 2023, with early application permitted and have not been endorsed by the European Union. Aegon is assessing the impact of the amendments.

2.3. Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

In the first six-month period of 2021 the COVID-19 pandemic continued to cause significant disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed, and new strains of the virus remain a risk. Equity markets in Aegon’s three core markets declined in the first half of 2020. Subsequently, equity markets increased as a result of fiscal stimulus, quantitative easing by central banks and roll-out of vaccines. Although interest rates remain low, they are well above lower levels of interest rates observed in early 2020.

Aegon’s net result amounted to EUR 1,235 million for the first six-month period of 2021, compared with EUR 202 million for the same period in 2020, and reflects strong operating result and fair value gains on investments from favorable market movements. In the first six-month period of 2021 Aegon’s operating result in the Americas was impacted by EUR 165 million of adverse mortality in Life, of which EUR 103 million (first six-month period of 2020: EUR 34 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. When the impacts of the COVID-19 pandemic subside, Aegon expects the number of new Long-Term care claims to reverse. In the first six-month period of 2021 the total impairment charges amounted to EUR 3 million, compared with EUR 246 million in the first six-month period of 2020. In 2020, impairment losses were significantly higher than in previous reporting periods and were the result of the uncertainty in the market and adverse impact of COVID-19. Aegon recorded impairments primarily in the energy, energy maintenance technologies, and communications sectors.

Aegon Group’s Solvency II capital position remained at a strong level increasing from 196% to 208% in the first half year of 2021.

Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Actuarial and economic assumptions

In the first six-month period of 2021, Aegon implemented actuarial assumption and model updates resulting in a net EUR 86 million charge to income before tax (first six-month period of 2020: EUR 850 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands.

The indexation assumption for a specific pensions portfolio linked to Dutch industry pension funds has updated after a sharp rise of the price inflation curve. Instead of a historical analysis, the substantiation of the updated indexation assumption will be based on a new forward-looking method that also takes into account the drivers (coverage ratio, asset mix, expected returns) for indexation pay-out by industry pension funds. The updated indexation assumption resulted in a lower market value liability of EUR 75 million. The release of the liability has been recorded as part of Benefits and expenses and in Other income for segment reporting purposes.

In addition, the Variable Annuities Guaranteed Lifetime Withdrawal Benefit (VA GLWB) surrender floor in the Americas has been updated to reflect latest portfolio and industry experience. The impact of this assumption change resulted in an EUR 123 million charge to income before tax and has been recorded as part of Benefits and expenses and in Other income / (Charges) for segment reporting purposes.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2020 Integrated Annual Report, except for sensitivities to mortality assumption and lapse rate.

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net result by approximately EUR 136 million (December 31, 2020: EUR 124 million). A relative 20% increase in the lapse rate assumption would increase net result by approximately EUR 58 million (December 31, 2020: EUR 89 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At June 30, 2021 the liability adequacy test (LAT) of Aegon the Netherlands remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2020 Integrated Annual Report for further details on the accounting policy.

The LAT deficit per June 30, 2021 in Aegon the Netherlands amounted to EUR 4.7 billion (December 31, 2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.4 billion (December 31, 2020: EUR 4.5 billion), resulting in a net deficit of EUR 1.3 billion (December 31, 2020: EUR 2.5 billion). The improvement of the LAT deficit amounting to EUR 1.2 billion is driven by market movements (mainly increased interest rates and tightened credit spreads) and is recorded in the income statement as part of benefits and expenses for the six-month period ended June 30, 2021.

Sensitivities of Aegon the Netherlands on bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT have not significantly changed compared to the sensitivities as reported in the 2020 Aegon’s Integrated Annual Report, except for sensitivities to interest rate. An increase of 100 bps in interest rate would result in a decrease in LAT deficit of EUR 3.2 billion (December 31, 2020: EUR 3.9 billion). A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 4.3 billion (December 31, 2020: EUR 5.2 billion).

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

2.4. Other

Taxes

Taxes on income for the six-month period ended June 30, 2021, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2021	1	EUR	1.1859	0.8594

December 31, 2020	1	EUR	1.2236	0.8951

Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2021	1	EUR	1.2052	0.8678

Six months ended June 30, 2020	1	EUR	1.1017	0.8737

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

3. Segment information

3.1. Change in name convention of performance measure

Aegon has changed the name convention of its primary performance measure to improve alignment with industry practice. As of 2021, Aegon will no longer refer to underlying earnings before tax for segment reporting purposes, instead Aegon will refer to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains / (losses) on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result.

3.2. Change in measurement of performance measure

In addition, Aegon has changed the measurement of its operating result from January 1, 2021. The following changes have been made:

1.

The running cost of the US macro hedge related to the variable annuity portfolio are recorded within Operating result instead of in Fair value items. Management views this as a better reflection of Aegon’s operating performance and will make Aegon’s operating result more relevant.

2.

The periodic intangibles unlocking in the US Life and Transamerica Life Bermuda (‘TLB’) business is recorded in Fair value items, instead of Operating result, to improve the insight in Aegon’s recurring operating result.

3.

Results from run-off businesses in the US are part of Aegon’s operating result. The results of run-off businesses were previously recorded outside of Aegon’s operating result. Based on management actions executed in prior years the importance of run-off businesses has diminished and continuing to report this as a separate line item is considered no longer relevant.

4.	Following the announcement to sell Aegon’s operations in CEE, results from these businesses, previously reported in operating result, are prospectively recorded within Other income / charges.

For segment reporting purposes, the impact of these changes in measurement compared to the first six-months of 2020 was an increase in Aegon’s consolidated operating result of EUR 5 million, as certain gains are no longer reported in Fair value items (EUR 1 million) and results of Run-off businesses are no longer separately reported (EUR 4 million gain). There is no impact on Aegon’s net result, shareholders’ equity, dividend per share, or any of the main schedules included in Aegon’s Condensed Consolidated Interim Financial Statements, in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison, with the exception of the reclassification of the results from Aegon’s operations in CEE to Other income / charges which is applied prospectively.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

3.3. Segment results

The following table presents Aegon’s segment results.

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2021

Operating result geographically	282	185	44	34	71	(54)	1	562	10	572
Fair value items	380	110	(18)	(2)	1	(3)	-	468	(38)	430
Realized gains / (losses) on investments	149	8	-	3	-	2	-	162	(2)	160
Impairment charges	(4)	(4)	-	-	-	(5)	-	(13)	-	(13)
Impairment reversals	15	13	-	-	-	-	-	28	-	28
Non-operating items	540	126	(18)	1	1	(7)	-	644	(40)	605
Other income / (charges)	(212)	93	9	14	(4)	(53)	-	(153)	10	(143)
Result before tax	611	404	35	49	68	(114)	-	1,053	(20)	1,034
Income tax (expense) / benefit	(104)	(101)	11	(11)	(23)	23	-	(205)	20	(185)
Net result	507	303	47	38	46	(92)	-	849	-	849
Inter-segment operating result after tax	(5)	(24)	(23)	(8)	47	14

Revenues
Life insurance gross premiums	1,788	315	1,242	295	-	-	-	3,640	(183)	3,457
Accident and health insurance	305	39	-	20	-	-	-	364	(12)	352
Property & casualty insurance	-	35	-	108	-	-	-	143	(43)	99
Total gross premiums	2,093	389	1,242	424	-	-	-	4,147	(238)	3,909
Investment income	704	525	344	88	3	60	(64)	1,659	(18)	1,641
Fee and commission income	446	68	51	14	210	-	(45)	745	(92)	653
Other revenues	3	-	-	1	-	3	-	7	(3)	4
Total revenues	3,246	981	1,637	527	213	64	(109)	6,559	(351)	6,207
Inter-segment revenues	-	3	-	-	45	61

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2020

Operating result geographically	133	166	37	33	33	(55)	(1)	347	2	348
Fair value items	(104)	(552)	(56)	(2)	8	7	-	(698)	(10)	(708)
Realized gains / (losses) on investments	(6)	(1)	-	8	-	-	-	1	(1)	1
Impairment charges	(94)	(46)	-	(3)	-	-	-	(143)	-	(143)
Impairment reversals	7	1	-	-	-	-	-	8	-	8
Non-operating items	(196)	(598)	(56)	3	8	7	-	(832)	(11)	(843)
Other income / (charges)	(829)	(36)	8	(28)	-	(24)	-	(909)	-	(909)
Result before tax	(893)	(468)	(11)	9	41	(72)	(1)	(1,394)	(9)	(1,403)
Income tax (expense) / benefit	220	110	3	(2)	(11)	7	-	326	9	335
Net result	(673)	(358)	(8)	6	30	(65)	(1)	(1,068)	-	(1,068)
Inter-segment operating result after tax	(7)	(23)	(22)	(10)	45	18

Revenues
Life insurance gross premiums	1,794	327	1,166	245	-	1	(1)	3,533	(147)	3,386
Accident and health insurance	366	31	6	26	-	-	-	430	(11)	419
Property & casualty insurance	-	33	-	91	-	-	-	124	(30)	93
Total gross premiums	2,160	392	1,173	362	-	1	(1)	4,087	(188)	3,898
Investment income	757	568	387	93	2	65	(71)	1,801	(14)	1,787
Fee and commission income	402	60	48	12	165	-	(43)	644	(59)	585
Other revenues	2	-	-	-	1	1	-	4	(3)	1
Total revenues	3,320	1,020	1,608	467	168	67	(115)	6,535	(264)	6,272
Inter-segment revenues	-	5	-	-	43	66

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2021

Operating result geographically	445	370	84	62	146	(112)	-	993	(33)	960
Fair value items	328	180	(66)	(2)	(1)	31	1	471	(18)	452
Realized gains / (losses) on investments	171	16	-	3	2	1	-	193	(5)	188
Impairment charges	(7)	(2)	-	-	-	(6)	-	(16)	-	(16)
Impairment reversals	24	14	-	1	-	8	-	47	-	47
Non-operating items	515	208	(66)	1	-	34	1	694	(23)	671
Other income / (charges)	(218)	126	6	29	(6)	(89)	-	(152)	12	(140)
Result before tax	742	704	24	91	141	(166)	1	1,536	(44)	1,492
Income tax (expense) / benefit	(112)	(172)	12	(18)	(44)	33	-	(301)	44	(257)
Net result	630	532	35	73	97	(133)	1	1,235	-	1,235
Inter-segment operating result after tax	(12)	(46)	(45)	(16)	93	26

Revenues
Life insurance gross premiums	3,479	707	2,384	635	-	-	-	7,206	(437)	6,768
Accident and health insurance	620	181	3	140	-	-	-	944	(45)	899
Property & casualty insurance	-	68	-	215	-	-	-	283	(83)	200
Total gross premiums	4,099	956	2,387	990	-	-	-	8,433	(565)	7,867
Investment income	1,408	1,025	1,163	176	5	120	(128)	3,769	(35)	3,734
Fee and commission income	919	140	102	28	423	-	(89)	1,524	(197)	1,327
Other revenues	5	-	-	1	1	4	-	10	(6)	4
Total revenues	6,432	2,121	3,653	1,196	429	123	(217)	13,736	(803)	12,933
Inter-segment revenues	-	6	-	-	89	122

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2020

Operating result geographically	262	321	81	82	71	(113)	1	705	10	714
Fair value items	(754)	1,380	89	(8)	(7)	(21)	-	679	(30)	649
Realized gains / (losses) on investments	5	2	-	8	1	-	-	16	(5)	11
Impairment charges	(134)	(66)	-	(5)	-	(4)	-	(209)	-	(209)
Impairment reversals	15	-	-	-	-	-	-	15	-	15
Non-operating items	(868)	1,316	89	(5)	(6)	(24)	-	501	(35)	467
Other income / (charges)	(938)	(48)	(53)	25	-	(56)	-	(1,071)	1	(1,070)
Result before tax	(1,545)	1,589	117	102	64	(193)	1	135	(24)	111
Income tax (expense) / benefit	380	(315)	(3)	(11)	(18)	34	-	68	24	92
Net result	(1,165)	1,274	114	91	46	(159)	1	202	-	202
Inter-segment operating result after tax	(18)	(45)	(44)	(18)	92	35

Revenues
Life insurance gross premiums	3,617	978	2,735	611	-	4	(3)	7,942	(416)	7,526
Accident and health insurance	728	169	13	150	-	-	-	1,060	(37)	1,022
Property & casualty insurance	-	66	-	194	-	-	-	260	(65)	195
Total gross premiums	4,345	1,212	2,748	955	-	4	(3)	9,262	(518)	8,744
Investment income	1,562	1,063	1,259	187	3	129	(139)	4,063	(29)	4,034
Fee and commission income	796	125	98	26	336	-	(89)	1,291	(121)	1,170
Other revenues	4	-	-	1	1	2	-	8	(6)	2
Total revenues	6,707	2,400	4,105	1,168	340	135	(231)	14,624	(673)	13,951
Inter-segment revenues	-	9	-	-	89	133

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

3.4. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
June 30, 2021

Investments
Shares	482	1,342	36	76	9	9	-	1,953
Debt securities	59,063	27,613	1,216	7,969	13	-	-	95,874
Loans	10,776	35,508	-	108	-	40	-	46,432
Other financial assets	8,863	84	749	133	84	13	-	9,927
Investments in real estate	37	2,370	-	16	-	-	-	2,423
Investments general account	79,222	66,916	2,001	8,302	106	62	-	156,609
Shares	-	8,934	18,442	246	-	-	(3)	27,620
Debt securities	-	11,827	7,587	144	-	-	-	19,557
Unconsolidated investment funds	112,002	718	71,112	627	-	-	-	184,459
Other financial assets	-	4,220	5,349	3	-	-	-	9,572
Investments in real estate	-	-	485	-	-	-	-	485
Investments for account of policyholders	112,002	25,700	102,975	1,020	-	-	(3)	241,693

Investments on balance sheet	191,223	92,616	104,975	9,322	106	62	(3)	398,302
Off balance sheet investments third parties	228,997	6,890	134,473	2,084	198,612	-	-	571,054
Total revenue generating investments	420,220	99,505	239,448	11,406	198,718	62	(3)	969,356

Investments
Available-for-sale	65,045	26,080	1,400	8,167	66	19	-	100,777
Loans	10,776	35,508	-	108	-	40	-	46,432
Financial assets at fair value through profit or loss	115,365	28,657	103,091	1,031	40	3	(3)	248,185
Investments in real estate	37	2,370	485	16	-	-	-	2,908
Total investments on balance sheet	191,223	92,616	104,975	9,322	106	62	(3)	398,302

Investments in joint ventures	-	346	-	881	296	-	-	1,522
Investments in associates	62	1,012	8	19	156	21	(15)	1,265
Other assets	35,320	15,194	4,815	2,655	428	33,343	(33,432)	58,324
Consolidated total assets	226,606	109,168	109,799	12,877	986	33,427	(33,450)	459,413

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2020

Investments
Shares	442	1,376	34	74	9	44	-	1,979
Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350
Loans	10,477	34,936	-	120	-	40	-	45,573
Other financial assets	7,056	91	883	102	152	23	-	8,308
Investments in real estate	37	2,331	-	16	-	-	-	2,385
Investments general account	77,431	69,615	1,994	8,238	208	108	-	157,595
Shares	-	8,227	16,877	187	-	-	(3)	25,288
Debt securities	-	12,150	7,579	156	-	-	-	19,885
Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777
Other financial assets	-	4,520	5,232	3	-	-	-	9,755
Investments in real estate	-	-	467	-	-	-	-	467
Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767
Off balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220
Total revenue generating investments	397,021	101,362	214,580	15,948	192,307	108	(339)	920,987

Investments
Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580
Loans	10,477	34,936	-	120	-	40	-	45,573
Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762
Investments in real estate	37	2,331	467	16	-	-	-	2,853
Total investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767

Investments in joint ventures	-	327	-	846	204	-	-	1,376
Investments in associates	60	1,004	8	35	151	21	(15)	1,264
Other assets	35,010	19,467	3,740	2,405	545	32,695	(33,400)	60,461
Consolidated total assets	216,875	116,016	98,982	12,482	1,109	32,824	(33,419)	444,868

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

4. Premium income and premiums paid to reinsurers

EUR millions	2Q 2021	2Q 2020	YTD 2021	YTD 2020

Premium income
Life insurance	3,457	3,386	6,768	7,527
Non-life insurance	452	512	1,099	1,217
Total premium income	3,909	3,898	7,867	8,744
Accident and health insurance	352	419	899	1,022
Property & casualty insurance	99	93	200	195
Non-life Insurance premium income	452	512	1,099	1,217

Premiums paid to reinsurers [1]
Life insurance	567	560	1,065	1,114
Non-life insurance	46	44	94	86
Total premiums paid to reinsurers	613	604	1,158	1,200
Accident and health insurance	39	37	80	73
Property & casualty insurance	7	7	14	14
Non-life Insurance paid to reinsurers	46	44	94	86
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

Premium income in the first half of 2021 decreased, compared to the first half of 2020, mainly driven by the reduction of the Individual Life portfolio in NL and reduction of upgraded Life insurance policies to the retirement platform in the UK.

5. Investment income

EUR millions	2Q 2021	2Q 2020	YTD 2021	YTD 2020

Interest income	1,302	1,397	2,599	2,805
Dividend income	314	358	1,086	1,165
Rental income	25	32	49	64
Total investment income	1,641	1,787	3,734	4,034

Investment income related to general account	1,202	1,305	2,388	2,591
Investment income for account of policyholders	439	482	1,346	1,443
Total	1,641	1,787	3,734	4,034

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

6. Results from financial transactions

	2Q	2Q	YTD	YTD
EUR millions	2021	2020	2021	2020
Net fair value change of general account financial investments at FVTPL other than derivatives	313	(20)	368	(219)
Realized gains /(losses) on financial investments	170	(9)	209	(3)
Gains /(losses) on investments in real estate	84	(46)	40	11
Net fair value change of derivatives	(555)	1.012	(1.565)	(127)
Net fair value change on for account of policyholder financial assets at FVTPL	11.287	23.465	13.996	(4.294)
Net fair value change on investments in real estate for account of policyholders	6	(17)	10	(36)
Net foreign currency gains /(losses)	(11)	(31)	123	(22)
Net fair value change on borrowings and other financial liabilities	-	(2)	-	5
Total	11.294	24.352	13.181	(4.685)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss decreased in 2Q 2021 compared to 2Q 2020, mainly from less favorable equity markets. On a half year basis, the result increased driven by the impact of positive equity markets and as 1Q 2020 was heavily impacted by COVID-19. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 7 Benefits and expenses.

7. Benefits and expenses

	2Q	2Q	YTD	YTD
EUR millions	2021	2020	2021	2020

Claims and benefits	16,334	31,829	24,475	8,726
Employee expenses	477	517	967	1,038
Administration expenses	411	418	786	822
Deferred expenses	(159)	(194)	(305)	(400)
Amortization charges	140	249	345	513
Total	17,203	32,818	26,268	10,700

Benefits and claims paid life	4,365	4,732	10,628	6,246
Benefits and claims paid non-life	344	365	691	779
Change in valuation of liabilities for insurance contracts	8,047	19,554	8,816	1,465
Change in valuation of liabilities for investment contracts	2,430	6,022	2,072	(2,134)
Other	(20)	(21)	(23)	6
Policyholder claims and benefits	15,166	30,651	22,185	6,362
Premium paid to reinsurers	613	604	1,158	1,200
Profit sharing and rebates	3	1	4	4
Commissions	552	573	1,128	1,159
Total	16,334	31,829	24,475	8,726

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

8. Other charges

Other charges are mainly related to settlements related to monthly deduction rate adjustments on certain universal life policies, for more details refer to Note 17 commitments and contingencies.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

9. Income tax

The income tax charge includes recurring beneficial impacts of tax-exempt income and US tax credits. Tax-exempt income is comprised of the regular non-taxable items such as the dividend received deduction in the US and the participation exemption in the Netherlands. Tax credits mainly include tax benefits from US investments that provide affordable housing to individuals and families that meet median household income requirements. In 2Q 2021 a one-off beneficial impact of EUR 34 million was recorded from the enacted corporate income tax rate change in the UK, from 19% to 25% effective per April 1, 2023.

10. Investments

		June 30,		December 31,
EUR millions		2021		2020

Available-for-sale (AFS)		100,777		99,580
Loans		46,432		45,573
Financial assets at fair value through profit or loss (FVTPL)		6,977		10,057
Financial assets, for general account, excluding derivatives		154,186		155,210
Investments in real estate		2,423		2,385
Total investments for general account, excluding derivatives		156,609		157,595

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	375	1,578	-	1,953
Debt securities	93,523	2,351	-	95,874
Money market and other short-term investments	5,974	133	-	6,107
Mortgages loans	-	-	40,198	40,198
Private loans	-	-	4,307	4,307
Deposits with financial institutions	-	-	82	82
Policy loans	-	-	1,833	1,833
Other	906	2,913	13	3,833
June 30, 2021	100,777	6,977	46,432	154,186

	AFS	FVTPL	Loans	Total

Shares	345	1,634	-	1,979
Debt securities	93,681	5,669	-	99,350
Money market and other short-term investments	4,558	109	-	4,667
Mortgages loans	-	-	39,298	39,298
Private loans	-	-	4,358	4,358
Deposits with financial institutions	-	-	92	92
Policy loans	-	-	1,801	1,801
Other	996	2,645	25	3,665
December 31, 2020	99,580	10,057	45,573	155,210

Total investments for general account in the first half of 2021 decreased, compared to the end of 2020 position, mainly due to fair value decreases on assets from higher interest rates in US and NL, partially offset by the positive impact of foreign currency translations.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

11. Investments for account of policyholders

EUR millions	June 30, 2021	December 31, 2020

Shares	27,620	25,288
Debt securities	19,557	19,885
Money market and short-term investments	1,618	1,051
Deposits with financial institutions	3,733	4,185
Unconsolidated investment funds	184,459	168,777
Other	4,220	4,520
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	241,208	223,705
Investment in real estate	485	467
Total investments for account of policyholders	241,693	224,172

Investments for account of policyholders in the first half of 2021 increased, compared to the end of 2020 position, mainly due to positive market movements in US and UK and the impact of foreign currency translations.

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions		June 30, 2021				December 31, 2020
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	96	79	200	375	90	82	173	345
Debt securities	25.616	67.302	606	93.523	28.300	64.914	467	93.681
Money markets and other short-term instruments	1.748	4.226	-	5.974	832	3.726	-	4.558
Other investments at fair value	-	325	581	906	-	415	581	996
Total Available-for-sale investments	27.459	71.932	1.387	100.777	29.222	69.136	1.221	99.580

Fair value through profit or loss
Shares	92	228	1.258	1.578	80	226	1.329	1.634
Debt securities	113	2.203	35	2.351	168	5.260	242	5.669
Money markets and other short-term instruments	17	116	-	133	17	93	-	109
Other investments at fair value	1	403	2.510	2.913	1	470	2.174	2.645
Investments for account of policyholders [1]	126.089	114.332	788	241.208	118.057	104.635	1.012	223.705
Derivatives	26	11.470	5	11.501	34	13.930	22	13.986
Total Fair value through profit or loss	126.338	128.751	4.596	259.685	118.356	124.613	4.779	247.748
Total financial assets at fair value	153.797	200.683	5.983	360.463	147.578	193.750	6.000	347.327

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	67.389	(34)	67.355	-	59.637	(12)	59.625
Derivatives	68	9.917	3.410	13.395	61	9.654	4.902	14.617
Total financial liabilities at fair value [3]	68	77.305	3.376	80.750	61	69.291	4.890	74.242

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Significant transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

Fair value transfers
EUR millions	June 30, 2021		December 31, 2020
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	44	18	-	46
Total	44	18	-	46
Fair value through profit or loss
Shares	-	-	-	-
Total	-	-	-	-
Total financial assets at fair value	44	18	-	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2021	Acquisitions through business combinations	Total gains / losses in income statement[1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2021 ³
Financial assets carried at fair value available-for-sale investments
Shares	173	-	3	1	39	(21)	-	5	-	-	200	-
Debt securities	467	-	(2)	10	144	(20)	(36)	10	191	(158)	606	-
Other investments at fair value	581	-	(60)	3	53	(10)	(4)	18	-	-	581	-
	1,221	-	(59)	13	235	(50)	(41)	33	191	(158)	1,387	-

Fair value through profit or loss
Shares	1,329	-	82	-	27	(180)	1	-	-	-	1,258	78
Debt securities	242	-	(1)	-	58	(264)	-	-	-	-	35	-
Other investments at fair value	2,173	-	327	-	244	(305)	-	71	-	-	2,510	-
Investments for account of policyholders	1,012	-	76	-	229	(543)	-	13	-	-	788	(434)
Derivatives	22	-	(17)	-	-	-	-	-	-	-	5	(10)
	4,779	-	467	-	558	(1,293)	-	85	-	-	4,596	(365)
Total assets at fair value	6,000	-	409	13	793	(1,343)	(40)	118	191	(158)	5,983	(365)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	-	(8)	-	(25)	10	-	1	-	-	(34)	165
Derivatives	4,902	-	(1,558)	-	-	(7)	-	73	-	-	3,410	443
	4,890	-	(1,566)	-	(25)	3	-	74	-	-	3,376	608

EUR millions	January 1, 2020	Acquisitions through business combinations	Total gains / losses in income statement[1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2020 ³
Financial assets carried at fair value available-for-sale investments
Shares	157	-	(27)	24	49	(15)	(1)	(12)	-	(2)	173	-
Debt securities	1,074	-	3	(19)	155	(11)	(34)	(32)	26	(695)	467	-
Other investments at fair value	482	-	(140)	28	302	(19)	(22)	(50)	-	-	581	-
	1,712	-	(163)	34	505	(45)	(56)	(94)	26	(697)	1,221	-

Fair value through profit or loss
Shares	1,401	-	(132)	-	160	(97)	-	(3)	-	-	1,329	(98)
Debt securities	4	-	-	-	276	(37)	-	-	-	-	242	-
Other investments at fair value	2,049	-	122	-	432	(250)	-	(184)	16	(13)	2,173	(1)
Investments for account of policyholders	1,805	-	3	-	(168)	(607)	-	(20)	-	-	1,012	37
Derivatives	56	-	(33)	-	-	-	-	-	-	-	22	(32)
	5,314	-	(40)	-	700	(991)	-	(207)	16	(13)	4,779	(93)
Total assets at fair value	7,026	-	(203)	33	1,205	(1,037)	(57)	(301)	42	(710)	6,000	(93)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	197	-	9	-	(200)	(16)	-	(3)	-	-	(12)	7
Derivatives	3,081	-	2,073	(9)	-	(15)	-	(228)	-	-	4,902	314
	3,278	-	2,082	(9)	(200)	(31)	-	(231)	-	-	4,890	321

[1]	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.
[2]

Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

[3]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
	Carrying	Total estimated	Carrying	Total estimated
	amount	fair value	amount	fair value
EUR millions	June 30, 2021		December 31, 2020
Assets
Mortgage loans - held at amortized cost	40,198	44,456	39,298	43,258
Private loans - held at amortized cost	4,307	5,008	4,358	5,280
Other loans - held at amortized cost	1,928	1,928	1,917	1,917

Liabilities
Subordinated borrowings - held at amortized cost	2,131	2,382	2,085	2,351
Trust pass-through securities - held at amortized cost	125	138	126	142
Borrowings – held at amortized cost	9,303	9,806	8,524	9,165
Investment contracts - held at amortized cost	22,207	21,582	20,889	20,382

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

13. Share capital

EUR millions		June 30, 2021	December 31, 2020

Share capital - par value		320		320
Share premium		7,106		7,160
Total share capital		7,426		7,480

Share capital - par value
Balance at January 1		320		323
Shares withdrawn		-		(3)
Balance		320		320

Share premium
Balance at January 1		7,160		7,213
Share dividend		(54)		(54)
Balance		7,106		7,160

	2Q	2Q	YTD	YTD
EUR millions	2021	2020	2021	2020

Earnings per share (EUR per share)
Basic earnings per common share	0.40	(0.53)	0.58	0.08
Basic earnings per common share B	0.01	(0.01)	0.01	-
Diluted earnings per common share	0.40	(0.53)	0.58	0.08
Diluted earnings per common share B	0.01	(0.01)	0.01	-

Earnings per share calculation
Net result attributable to owners of Aegon N.V.	842	(1,069)	1,226	202
Coupons on other equity instruments	(14)	(19)	(23)	(28)
Earnings attributable to common shares and common shares B	828	(1,088)	1,203	173

Earnings attributable to common shareholders	822	(1,080)	1,195	172
Earnings attributable to common shareholders B	6	(7)	8	1

Weighted average number of common shares outstanding (in millions)	2,046	2,041	2,045	2,040
Weighted average number of common shares B outstanding (in millions)	560	561	559	560

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Final dividend 2020

It was decided at the Annual General Meeting of Shareholders on June 3, 2021 to pay a final dividend for 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B. After taking into account the interim dividend of EUR 0.06 per common share and EUR 0.0015 per common share B, this resulted in a total 2020 dividend of EUR 0.12 per common share and EUR 0.0030 per common share B.

The final dividend for 2020 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares is approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 59 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 24 up to and including June 30, 2021. The average price calculated on this basis amounted to EUR 3.52. The dividend was paid as of July, 7 2021.

2021 interim dividend

Aegon will pay an interim dividend for 2021 of EUR 0.08 per common share.

The interim dividend will be paid in cash or in stock at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash. Aegon intends to neutralize the dilutive effect of the 2021 interim dividend to be paid in shares in the fourth quarter of this year (refer to note 19).

Aegon’s shares will be quoted ex-dividend on August 20, 2021. The record date is August 23, 2021. The election period for shareholders will run from August 25 up to and including September 10, 2021. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 6 through September 10, 2021. The stock dividend ratio will be announced on Aegon’s website on September 10, 2021 after business hours. The dividend will be payable as of September 17, 2021.

14. Borrowings

EUR millions	June 30, 2021	December 31, 2020

Capital funding	1,274	1,241
Operational funding	8,029	7,283
Total borrowings	9,303	8,524

During the first half of 2021, the operational funding increased by EUR 0.7 billion mainly due to the latest securitization of mortgage loans originated by Aegon the Netherlands “Saecure 20” of EUR 0.7 billion and an increase in Federal Home Loan Bank advances of EUR 0.5 billion, offset by a decrease of other mortgage loan funding of EUR 0.4 billion.

15. Financial risks

There have been no significant changes in sensitivities for equity market risk, bond credit spreads and liquidity premium per December 31, 2020 as reported in Aegon’s 2020 Integrated Annual Report. Aegon’s sensitivity to interest rate risk has changed per June 30, 2021. This is the net result of the effect of the implementation of an interest rate macro hedge in the United States and the effect from the improvement of the LAT deficit in the Netherlands.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

The table below shows the updated sensitivity per June 30, 2021 of the effect of a parallel shift in the yield curves on net result and shareholders’ equity.

EUR millions	June 30, 2021		December 31, 2020
		Estimated		Estimated
	Estimated	approximate	Estimated	approximate
	approximate	effects on	approximate	effects on
	effects on net	shareholders’	effects on net	shareholders’
	result	equity	result	equity
Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	20	(3,414)	187	(2,316)
Shift down 100 basis points	(185)	2,587	(462)	2,064

16. Capital management and solvency

As at June 30, 2021, Aegon’s estimated capital position was:

Solvency II key figures
	June 30, 2021[1]	December 31, 2020
EUR millions
Group Own Funds	19,436	18,582
Group SCR	9,353	9,473
Group Solvency II ratio	208%	196%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Available Own Funds across Tiers:

Available Own Funds
	June 30, 2021	December 31, 2020
EUR millions

Tier 1 - unrestricted	13,918	12,971
Tier 1 - restricted	2,572	2,571
Tier 2	2,305	2,340
Tier 3	641	700
Total Available Own Funds	19,436	18,582

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds
	June 30, 2021	December 31, 2020
EUR millions

IFRS Shareholders’ Equity	23,627	22,815
IFRS adjustments for Other Equity instruments and non controlling interests	2,710	2,644
IFRS Group Equity	26,338	25,459
Solvency II revaluations and reclassifications	(9,259)	(9,418)
Transferability restrictions [1]	(1,825)	(1,766)
Excess of Assets over Liabilities	15,254	14,274
Availability adjustments	4,271	4,416
Fungibility adjustments	(89)	(108)
Available Own Funds	19,436	18,582

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between IFRS-EU and Solvency II frameworks. The change in Solvency II revaluation and reclassifications is largely driven by increasing interest rates and positive equity returns in the US during the first six months of 2021, leading to lower revaluation reserves.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

17. Commitments and contingencies

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (‘’MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has agreed to settle two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first case, approved in January 2019, arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In 2021, settlements have been reached with some of these opt out parties. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. On October 15, 2020, two opt-out policyholders whose objections to the settlement were overruled by the trial court filed an appeal, which delayed implementation of the settlement. Aegon’s subsidiary expects settlement implementation to begin shortly. The remaining opt-out cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these cases could have an adverse effect on Aegon’s business, results of operations, and financial position.

18. Acquisitions/Divestments

On February 28, 2021, Aegon completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.

On April 7, 2021, Aegon has taken note of an announcement issued that day by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The announcement issued by VIG reads as follows: “Acquisition of the Aegon entities prevented by Hungary for the moment. Vienna Insurance Group AG Wiener Versicherung Gruppe received a decree yesterday afternoon in which the Hungarian Ministry of the Interior announced that the intended acquisition by a foreign investor of the Aegon companies in Hungary is denied. As part of the approval process, Vienna Insurance Group has been in constructive talks with the responsible Hungarian Minister of Finance since January 2021. The decree is in contradiction with the course of the talks to date. Vienna Insurance Group expects that this issue will be resolved positively in the near future.” Aegon will continue to work with VIG to close the transaction.

19. Post reporting date events

On July 8, 2021, Aegon announced that it will repurchase common shares for an amount of EUR 133 million to neutralize the dilutive effect of both its 2020 final stock dividend and certain share-based variable compensation plans for senior management.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Management statement

The Executive Board of Aegon N.V. is required to prepare the Interim report and the Condensed consolidated interim financial statements of Aegon N.V. in accordance with Dutch law and IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

The Executive Board of Aegon N.V. is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities.

It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures which ensure that all major financial information is known to the Executive Board, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op financieel toezicht), the members of the Executive Board confirm that to the best of their knowledge:

◆

The Aegon N.V. condensed consolidated interim accounts for the six-months period ended June 30, 2021 give a true and fair view of the assets, liabilities, financial position and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole; and

◆

The Aegon N.V. interim report for the six-months period ended June 30, 2021 includes a fair review of the information required pursuant to article 5.25d, paragraph 8 and 9 of the Dutch Financial Supervision Act regarding Aegon N.V. and the undertakings included in the consolidation as a whole.

The Hague, the Netherlands, August 11, 2021

Lard Friese

Chairman of the Executive Board and CEO

Matthew J. Rider

Member of the Executive Board and CFO

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Review report

To: the Supervisory Board and the Executive Board of Aegon N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Aegon N.V., the Hague, as at June 30, 2021 and the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods then ended, and statements of changes in equity and cash flows for the six-month period then ended, and the selected notes. The Executive Board is responsible for the preparation and presentation of this condensed interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the three-month and six-month periods ended June 30, 2021 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 11, 2021

PricewaterhouseCoopers Accountants N.V.

Original has been signed by G.J. Heuvelink RA

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Customer responsiveness to both new products and distribution channels;
◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial information for the perdiods ended June 30, 2021

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results
November 11, 2021	3Q 2021 Results
February 9, 2022	4Q 2021 Results

About Aegon

Aegon’s roots date back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. In the US, Aegon’s largest market, we operate under the Transamerica brand. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon has never lost sight of its purpose, to help people achieve a lifetime of financial security. More information: aegon.com.

Unaudited